SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

X

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transaction period from

 to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan

(Full Title of the Plan)

Dime Community Bancshares, Inc.

209 Havemeyer Street, Brooklyn, NY  11211

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

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INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of
The Dime Savings Bank of Williamsburgh:

We have audited the accompanying statements of net assets available for plan benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule of assets held for investment purposes is the responsibility of the Plan’s management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 23, 2003

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
INVESTMENTS, AT FAIR VALUE (Notes 1(e), and 2(d)):
Fixed Income Funds:
RSI Retirement Trust Short Term Investment Fund (a) (b)	$ 2,362,831	$ 2,305,383
PIMCO Total Return Administrative Fund (a)	910,287	683,212
Total fixed income funds	3,273,118	2,988,595

Equity Funds:
Alger Mid Cap Growth Retirement Portfolio Fund	102,572	69,605
Alliance Premier Growth ‘A’ Fund	78,217	62,589
American Century International Growth Fund	131,422	143,292
RSI Retirement Trust Core Equity Fund (a) (b)	828,338	902,313
RSI Retirement Trust Value Equity Fund	488,905	446,945
RSI Retirement Trust Emerging Growth Equity Fund	439,672	555,336
Total equity funds	2,069,126	2,180,080

Asset Allocation funds:
RS Group Trust Co. Aggressive Asset Allocation	86,269	101,165
RS Group Trust Co. Conservative Asset Allocation	1,727	1,689
RS Group Trust Co. Moderate Asset Allocation	105,090	94,783
RS Group Trust Co. Stable Value Fund	606,527	521,789
Total asset allocation funds	799,613	719,426

Dime Community Bancshares, Inc. Common Stock Fund
Stock Investment (a) (b)	8,141,986	7,836,222
Short-term investments	110,909	294,014
Cash balance held at HSBC Bank USA	-	478
	8,252,895	8,130,714

Participant Loans Receivable	290,486	343,526

TOTAL INVESTMENTS	14,685,238	14,362,341

DUE FROM THE EMPLOYEE STOCK OWNERSHIP
PLAN OF DIME COMMUNITY BANCSHARES, INC.
AND CERTAIN AFFILIATES	349,121	289,260

INTEREST RECEIVABLE	-	457

CASH	11,713	-

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 15,046,072	$ 14,652,058

(a) Represents 5% or more of the net assets available for plan benefits at December 31, 2002.

(b) Represents 5% or more of the net assets available for plan benefits at December 31, 2001.

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

ADDITIONS:	2002	2001
Investment income:
Net (depreciation) appreciation in fair value of investments:
Fixed income funds	$ 115,168	$ 156,636
Equity funds	(826,500)	(428,766)
Asset allocation funds	(14,613)	16,833
Employer stock fund	351,641	3,352,558

Total net (depreciation) appreciation in fair value of investments	(374,304)	3,097,261

Interest income	23,874	30,710
Administrative expenses	(7,709)	(6,834)

Investment (loss) income, net	(358,139)	3,121,137

Participant contributions	928,903	756,805
Employer contributions receivable	59,861	143,558
Forfeitures	562	-

Total additions, net	631,187	4,021,500

DEDUCTIONS -
Benefits paid to participants	237,173	536,017

NET INCREASE	394,014	3,485,483

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	14,652,058	11,166,575

End of year	$ 15,046,072	$ 14,652,058

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.

DESCRIPTION OF PLAN

The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”).  This description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

a.

General - The Plan is a defined contribution plan covering all eligible employees.  It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”).

b.

Eligibility and Participation - Participation in the Plan is voluntary.  An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.  An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

c.

Contributions -  On June 15, 2000 the Plan was amended whereby, effective July 1, 2000, employee contributions of up to 12% of “covered compensation,” as defined in the Plan document, are permitted.  Previously, employee contributions to the plan were not permitted in accordance with a Plan amendment effective January 1, 1997.

Effective July 1, 2000, Dime Community Bancshares, Inc. (the “Company”) or The Dime Savings Bank of Williamsburgh (the “Bank”) also makes a required 100% vested cash contribution to participants in the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Affiliates (the “ESOP”) in the amount of 3% of “covered compensation” (defined as W-2 compensation including amounts deducted from W-2 compensation for pretax benefits such as health insurance premiums and contributions to the 401(k) Plan up to applicable IRS limits).  This contribution is guaranteed through December 31, 2006 (unless the ESOP is terminated before then) and will be discretionary after that date.  The contribution is automatically transferred to the Plan, regardless of whether or not the individual otherwise participates in the Plan.  Upon transfer of funds to the Plan, the participant has the ability to invest this contribution in any of the investment options currently offered under the Plan.  This annual employer contribution is made in the first quarter of each year based upon the total covered compensation through December 31st of the previous year.  In February 2002, a contribution of $289,260 was made to eligible participants based upon covered compensation for the period January 1, 2001 through December 31, 2001.  In March 2003, a contribution of $349,121 was made to eligible participants based upon covered compensation for the period January 1, 2002 through December 31, 2002.

d.

Vesting - All participants are 100% vested in the value of the annual 3% employer contribution to the Plan and any investment income that these funds may earn.  Otherwise, participant contributions and earnings thereon are nonforfeitable.

e.

Investment Options - Participants direct the investment of their account balances into various options offered by the Plan.  As of December 31, 2002, there were thirteen investment options available in the Plan.  Investment options include two fixed income funds, six equity funds, four asset allocation funds and one employer stock fund.  The asset allocation funds include the RS Group Trust Co. Stable Value Fund, which invests in fully benefit responsive guaranteed investment contracts issued by insurance companies, bank investment contracts, and cash and cash equivalents.

All investment options are participant directed.  Retirements Systems Group Inc. (“RSI”) acts as trustee for all investments in the Plan.

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

f.

Death, Retirement and Disability Benefits - A participant is eligible for early retirement benefits upon attaining age 60 or a combined aggregate of 30 or more years of vested service with a participating bank.  In addition to any one of the two criteria, a participant must complete five years of creditable service.

g.

Withdrawal of Funds - On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

h.

Loans to Participants - Loans are permitted, subject to current IRS statutes and regulations.  Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000.  Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time.  The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time.  Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%.  The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years.  The loans are secured by the balances in the participant’s account.  Loan repayments are made by automatic payroll deduction.

i.

Forfeitures - If a participant is not fully vested and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures.  Forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts.

j.

Plan Termination - Although the Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA.  In the event of termination, all participants would become 100% vested in their individual account balances (including the Bank’s contributions) at the termination date.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The significant accounting policies followed by the Plan are as follows:

a.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

b.

Use of Estimates - The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as well as the reported amounts of changes in net assets available for plan benefits.  Actual results could differ from those estimates.

c.

Risks and Uncertainties - The Plan provides for various investment options.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

d.

Investments - The Plan’s pooled investment funds are carried at fair value based on the Plan’s proportionate share of units of beneficial interest in the respective funds, except for the RS Group Trust Co. Stable Value Fund, which primarily consists of investment contracts that are carried at the contract value.  The securities in the pooled investment funds, other than the RS Group Trust Co. Stable Value Fund, are traded on national securities exchanges and are valued at their quoted market prices at the end of the year.  The common stock of the Company is carried at fair value based upon the quoted market price at the end of the year.  Short-term investments are carried at cost, which approximate fair value.  Loans to participants are carried at the principal amount of the loans outstanding, which approximates fair value.

Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Investment transactions are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.  Realized gains and losses from securities transactions are recorded on the average cost basis.

e.

Allocated Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustees to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustees, shall be paid from the Plan or from such investment account to which such expenses directly relate.  The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

f.

Reclassifications - Certain reclassifications have been made in the prior year financial statements to conform to reporting practices followed in the current year.

3.

RELATED PARTY TRANSACTIONS

Plan investments include pooled investment funds managed by RSI.  RSI is a trustee as defined by the Plan, and therefore qualifies as a party-in-interest.

Certain administrative functions are performed by officers and employees of the Company or Bank.  No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

4.

FEDERAL INCOME TAXES

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is intended to be exempt from taxation under Section 501(a) of the Code.  The Plan received a favorable IRS determination letter dated August 27, 2002.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2002

Party In			Current
Interest	Identity of Issuer	Description of Investments	Value

Yes	RSI Retirement Trust	Core Equity Fund	$ 828,338

Yes	RSI Retirement Trust	Emerging Growth Equity Fund	439,672

Yes	RSI Retirement Trust	Short-term Investment Fund	2,362,831

Yes	RSI Retirement Trust	Value Equity Fund	488,905

Yes	RS Group Trust Co.	Conservative Asset Allocation	1,727

Yes	RS Group Trust Co.	Moderate Asset Allocation	105,090

Yes	RS Group Trust Co.	Aggressive Asset Allocation	86,269

Yes	RS Group Trust Co.	Stable Value Fund	606,527

	Alger	Mid Cap Growth Retirement	102,572
		Portfolio Fund

	PIMCO	Total Return Administrative Fund	910,287

	American Century	International Growth Fund	131,422

	Alliance	Premier Growth ‘A’ Fund	78,217

Yes	Dime Community	Common Stock Fund - Common
	Bancshares, Inc.	stock investment	8,141,986

Yes	RSI Group Trust	Fed Prime Obligation	110,909

Yes	RSI Group Trust	Cash balance	11,713

Yes		Employee Loans Receivable
		(60 loans with interest rates ranging from 5.75% to 10.50%, and maturities ranging from January 2003 to May 2007	290,486

		Total	$ 14,696,951

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated:  June 27, 2003

     /s/ VINCENT F. PALAGIANO

     Vincent F. Palagiano

     Chairman of the Board and Chief Executive Officer

Dated:  June 27, 2003

    /s/ KENNETH J. MAHON

    Kenneth J. Mahon

    Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

        99

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002